Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES MANAGEMENT CHANGES
(Calgary, September 13, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced that Founder, Chairman and Chief Executive Officer, James S. Kinnear, will be retiring from day to day operations and management of Pengrowth. Mr. Kinnear will step down as Chairman and Chief Executive Officer effective today but will continue as a Director of Pengrowth Corporation.
In recognition of Mr. Kinnear’s extraordinary role as Founder, Chairman and Chief Executive Officer of Pengrowth, the Board of Directors is pleased to announce Mr. Kinnear’s designation as Chairman Emeritus of Pengrowth Corporation. The Board of Directors would also like to thank Mr. Kinnear for his outstanding contribution to Pengrowth over the last 20 years on behalf of Unitholders and to wish him every success with his other varied business and philanthropic interests.
On behalf of the Board of Directors, Vice Chairman and Lead Independent Director John Zaozirny stated “Jim Kinnear has not only been a great builder and creator of value for Pengrowth’s Unitholders, he is an extraordinary citizen as demonstrated by his commitment to his community and numerous philanthropic endeavors. We congratulate Jim on his accomplishments and thank him on behalf of Unitholders.”
Pengrowth Corporation is also pleased to announce the appointment of Derek Evans as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans currently serves as a Director and as President and Chief Operating Officer of Pengrowth. Mr. Evans has over 26 years of experience in the energy sector in western Canada, most recently having served as President, CEO and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions, the last being Senior Vice President of Operations.
Mr. Zaozirny also stated “Derek Evans is a seasoned and dynamic executive ready to lead the very capable Pengrowth management team in its ongoing commitment to deliver value to Unitholders. Pengrowth’s future is in capable hands.”
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.2 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 693-8889 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 508-3591 Facsimile: (403) 294-0051

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